Sun Life Reports First Quarter 2021 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2021 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2021, prepared in accordance with International Financial Reporting Standards ("IFRS"), which are available on www.sunlife.com under Investors – Financial results and reports. Additional information relating to SLF Inc. is available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (May 5, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the first quarter ended March 31, 2021. First quarter reported net income was $937 million and underlying net income(1) was $850 million.

"Sun Life had a strong first quarter with growth across each of our four Pillars," said Dean Connor, CEO of Sun Life. "The pandemic continues to significantly impact the lives of people around the world. Sun Life's employees and advisors are going the extra mile to serve our Clients at a time when they need us the most. We continue to invest in future growth, and, after the quarter end, announced our agreement to acquire Pinnacle Care International, Inc., a leading U.S. health care navigation and medical intelligence provider that will complement our stop-loss and health business."

"This quarter, we advanced our strategic priorities of sustainability and digital innovation. We announced new sustainability and climate change commitments including our intention to invest an additional $20 billion in sustainable investments over the next five years and to achieve carbon neutral business operations starting this year," said Kevin Strain, President of Sun Life. "We enhanced the Client experience through investments in digital tools such as SunCanvas, a scalable virtual solution introduced in the Philippines and Indonesia, enabling a stronger virtual connection between advisors and Clients. We also continue to execute on our digital strategy, enabling more agile operations and bringing business and technology closer in the way we work."

	Quarterly results
Profitability	Q1'21	Q1'20
Reported net income ($ millions)	937	391
Underlying net income ($ millions)(1)	850	770
Reported EPS ($)(2)	1.59	0.67
Underlying EPS ($)(1)(2)	1.45	1.31
Reported return on equity ("ROE")(1)	16.9%	7.2%
Underlying ROE(1)	15.3%	14.2%

Growth	Q1'21	Q1'20
Insurance sales ($ millions)(1)	730	776
Wealth sales ($ millions)(1)(3)	65,962	59,904
Value of new business ("VNB") ($ millions)(1)(4)	278	253
Assets under management ("AUM") ($ billions)(1)(3)	1,304	1,031

Financial Strength	Q1'21	Q4'20
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	141%	147%
Sun Life Assurance(6)	124%	127%
Financial leverage ratio (at period end)(1)	22.7%	23.5%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended March 31, 2021 ("Q1 2021 MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(4)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see the Non-IFRS Financial Measures section in this document.
(5)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in the Q1 2021 MD&A.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
EARNINGS NEWS RELEASE           Sun Life Financial Inc. First Quarter 2021     1

Financial and Operational Highlights - Quarterly Comparison (Q1 2021 vs. Q1 2020)
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)(2)
	Q1'21	Q1'20	change	Q1'21	Q1'20	change	Q1'21	Q1'20	change	Q1'21	Q1'20	change
Canada	405	(42)	nm(3)	285	256	11%	233	295	(21)%	4,435	5,629	(21)%
U.S.	211	164	29%	171	161	6%	154	163	(6)%	—	—	—
Asset Management	230	239	(4)%	291	242	20%	—	—	—	58,231	51,954	12%
Asia	198	100	98%	159	155	3%	343	318	8%	3,296	2,321	42%
Corporate	(107)	(70)	nm(3)	(56)	(44)	nm(3)	—	—	—	—	—	—
Total	937	391	140%	850	770	10%	730	776	(6)%	65,962	59,904	10%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q1 2021 MD&A.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(3)Not meaningful.

Reported net income was $937 million in the first quarter of 2021, an increase of $546 million compared to the same period in 2020, driven by favourable market-related impacts, reflecting favourable equity markets and interest rate changes, partially offset by unfavourable credit spread movements. This was partially offset by higher fair value adjustments on MFS's share-based payment awards(1) and higher restructuring costs. An after-tax restructuring charge of $57 million was recorded in the first quarter of 2021 that related to our strategy for our workspace and redefining the role of the office. Underlying net income was $850 million, an increase of $80 million or 10%, driven by business growth, favourable morbidity experience in the U.S. and favourable credit experience in Canada, partially offset by lower investing activity gains in Canada and the U.S. During the first quarter of 2021, the impacts of foreign exchange translation decreased reported net income and underlying net income by $33 million and $31 million, respectively. Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 16.9% in the first quarter of 2021, compared to 7.2% in the same period last year. Underlying ROE was 15.3%, compared to 14.2% in the first quarter of 2020.

SLF Inc. ended the quarter with a LICAT ratio of 141%. Sun Life ended the quarter with $2.3 billion in cash and other liquid assets.

A leader in insurance and wealth solutions in our Canadian Home Market
Canada’s reported net income was $405 million in the first quarter of 2021 compared to a reported net loss of $42 million in the same period in 2020, driven by favourable market-related impacts, predominantly from equity markets. Interest rate impacts were in line with the prior year in aggregate, as favourable impacts of interest rate changes were offset by credit spread and swap spread movements. Underlying net income was $285 million, an increase of $29 million or 11%, driven by favourable credit experience, business growth, gains on the initial public offering of Dialogue(2) of $9 million and favourable mortality experience. These factors were partially offset by lower investing activity gains and unfavourable morbidity experience.

Canada insurance sales were $233 million in the first quarter of 2021, a decrease of $62 million or 21% compared to the same period in 2020, reflecting lower sales in Group Benefits ("GB"), partially offset by higher individual insurance sales. Canada wealth sales were $4.4 billion, a decrease of $1.2 billion or 21%, driven by higher retained sales in the large case market in the prior year in Group Retirement Services ("GRS"), partially offset by increased mutual fund sales and higher Sun GIF(3) product sales.

We continue to accelerate our digital journey to make it easier for Clients to do business with us, as we execute on our Purpose of helping our Clients achieve lifetime financial security and live healthier lives. This quarter, we launched our Investment GIF e-App, a platform that enables Clients and third-party advisors to digitally manage investment applications while streamlining the end-to-end process, including the integration of e-signature and automated electronic workflow capabilities. Supported by this enhancement, our Sun GIF gross sales have achieved record results of $330 million this quarter. In addition, we expanded our Lumino Health digital health care platform offering by adding new mental health and paramedical services, such as social workers, clinical counsellors and psychotherapists, enabling Canadians to connect with the right health care professional and find the support they need.

(1)    MFS Investment Management ("MFS").
(2)    Dialogue Health Technologies Inc. ("Dialogue").
(3)     Sun Life Guaranteed Investment Funds ("Sun GIF").
2 Sun Life Financial Inc. First Quarter 2021          EARNINGS NEWS RELEASE

A leader in U.S. group benefits
U.S.'s reported net income was $211 million, an increase of $47 million or 29% in the first quarter of 2021 compared to the same period in 2020, driven by less unfavourable ACMA impacts(1), and favourable market-related impacts from interest rates and changes in the fair value of investment properties. Underlying net income was $171 million, an increase of $10 million or 6%, driven by favourable morbidity experience in medical stop-loss and long-term disability. This was partially offset by lower investing activity, lower AFS gains and unfavourable mortality experience. Mortality experience reflected COVID-19-related claims in Group Benefits, partially offset by favourable experience in In-force Management. The impacts of foreign exchange translation decreased reported net income and underlying net income by $13 million and $10 million, respectively. The trailing four-quarter after-tax profit margin for Group Benefits(2) was 8.1% as of the first quarter of 2021, compared to 6.8% as of the first quarter of 2020.

U.S. insurance sales were US$121 million in the first quarter of 2021, in line with the same period in 2020, as increases in employee benefit sales were offset by lower medical stop-loss sales.

In April, we entered into an agreement to acquire Pinnacle Care International, Inc. ("PinnacleCare"), a leading U.S. health care navigation and medical intelligence provider. The acquisition will expand our U.S. Group Benefits medical stop-loss business beyond the traditional model that reimburses employers after care has occurred, to one that engages employees at diagnosis to help improve the entire care experience and outcomes for both the employee and employer. We also continue to help more people close coverage gaps through digital solutions. We recently introduced a new innovative supplemental health offering through employers called Stitch, which was launched in certain states. This will enable members to buy coverage directly from Sun Life online or via mobile at any time of the year, with no administrative work for the employer. Stitch will also help protect a new demographic of part-time and gig workers, who typically aren’t eligible for employee benefits, and allow members to keep their insurance regardless of employment.

A leader in Global Asset Management
Asset Management’s reported net income was $230 million, a decrease of $9 million or 4% in the first quarter of 2021 compared to the same period in 2020, reflecting higher fair value adjustments on MFS's share-based payment awards, partially offset by higher underlying net income of $49 million. Underlying net income was $291 million, an increase of $49 million or 20% driven by higher average net assets ("ANA") in MFS. The pre-tax net operating profit margin ratio for MFS(2) for the first quarter of 2021 was 39%, compared to 36% in the same period in 2020.

Asset Management ended the first quarter with $946.4 billion in AUM, consisting of $786.5 billion (US$626.3 billion) in MFS and $159.9 billion in SLC Management. MFS reported net outflows of $0.4 billion (US$0.3 billion) and SLC Management reported net inflows of $10.6 billion in the first quarter of 2021. SLC Management's net inflows were comprised of Client contributions and capital raising, totalling $12.8 billion, of which approximately $8.5 billion is fee-eligible, partially offset by outflows of $2.2 billion from Client withdrawals.

In the first quarter of 2021, 97%, 84% and 95% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

At the beginning of the quarter, we completed our acquisition of a majority stake of Crescent Capital Group LP ("Crescent"), extending SLC Management's solutions in alternative credit, and, on April 1, 2021, we announced that BentallGreenOak ("BGO") acquired Metropolitan Real Estate Equity Management, creating a diversified real estate platform. These acquisitions will benefit existing and prospective Clients. During the quarter, Crescent was awarded the 2020 Fundraising of the Year by Private Debt Investor for its second European Specialty Lending Fund, which exceeded the target raise by €0.6 billion.

A leader in Asia through distribution excellence in higher growth markets
Asia’s reported net income was $198 million in the first quarter of 2021, an increase of $98 million or 98% compared to the same period in 2020, driven by favourable market-related impacts. Market-related impacts reflected improved equity markets and favourable interest rates. Underlying net income was $159 million, an increase of $4 million or 3%, driven by business growth and new business gains, partially offset by unfavourable mortality experience, primarily in International Hubs.

Asia insurance sales were $343 million in the first quarter of 2021, an increase of $25 million or 8% compared to the same period in 2020, driven by growth from our bancassurance partnerships and agency sales in Vietnam and from all channels in India. This was partially offset by lower sales in International. Asia wealth sales were $3.3 billion, an increase of $1.0 billion or 42%, driven by mutual fund sales in India, the pension business in Hong Kong and money market sales in the Philippines.

We continued to roll out new digital capabilities and offerings as part of our sustained commitment to digitizing our business and making it easier for Clients to do business with us. For example, in both the Philippines and Indonesia, we launched SunCanvas, an intuitive virtual solution for advisors, enabling stronger engagement and easier planning, sales and service with Clients. In Vietnam, in collaboration with one of our bancassurance partners, we introduced a set of new digital Personal Accident and Cancer solutions, offering Clients a seamless experience to purchase coverage entirely online and to receive their policies in just minutes. Further, as we continue to support our Clients in living healthier lives, in the Philippines, we launched GoWell Studio, a premier digital on-demand wellness platform that includes virtual exercise programs, guided meditation sessions, and healthcare awareness and education content, amongst a variety of other features.

Corporate
Corporate's reported net loss was $107 million in the first quarter of 2021, $37 million higher than the same period in 2020, reflecting restructuring costs of $57 million related to our strategy for our workspace and redefining the role of the office. Underlying net loss was $56 million, an increased loss of $12 million, reflecting unfavourable expense experience related to higher long-term incentive compensation driven by strong TSR(3) performance relative to our peers.

(1)    Assumption changes and management actions ("ACMA").
(2)    Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q1 2021 MD&A.
(3)    Total Shareholder Return ("TSR").
EARNINGS NEWS RELEASE Sun Life Financial Inc. First Quarter 2021 3

Earnings Conference Call

The Company’s first quarter 2021 financial results will be reviewed at a conference call on Thursday, May 6, 2021, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q1 2023 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll-free within North America) using Conference ID: 7068818. A replay of the conference call will be available from Thursday, May 6, 2021 at 1:00 p.m. ET until 1:00 p.m. ET on Thursday, May 20, 2021 by calling 404-537-3406 or 1-855-859-2056 (toll-free within North America) using Conference ID: 7068818.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Yaniv Bitton
Manager, Corporate Communications	Vice President, Head of Investor Relations and Capital Markets
Tel: 416-988-0542	Tel: 416-979-6496
irene.poon@sunlife.com	investor_relations@sunlife.com

4 Sun Life Financial Inc. First Quarter 2021          EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. Non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. Non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and reconciliations to the closest IFRS measures are available in the Q1 2021 MD&A under the heading M - Non-IFRS Financial Measures, our annual MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
(i)certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)acquisition, integration and restructuring costs; and
(iv)other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results
($ millions, unless otherwise noted)	Q1'21	Q4'20	Q1'20
Reported net income	937	744	391
Market-related impacts
Equity market impacts
Impacts from equity market changes	67	122	(303)
Basis risk impacts	5	(14)	(57)
Equity market impacts	72	108	(360)
Interest rate impacts(1)
Impacts of interest rate changes	161	5	(87)
Impacts of credit spread movements	(8)	(63)	127
Impacts of swap spread movements	(12)	(16)	39
Interest rate impacts	141	(74)	79
Impacts of changes in the fair value of investment properties	(4)	(14)	(12)
Less: Market-related impacts	209	20	(293)
Less: Assumption changes and management actions	(4)	(42)	(53)
Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	—	—	(1)
Fair value adjustments on MFS's share-based payment awards	(44)	(46)	10
Acquisition, integration and restructuring(2)	(74)	(50)	(42)
Less: Total of other adjustments	(118)	(96)	(33)
Underlying net income	850	862	770
Reported EPS (diluted) ($)	1.59	1.27	0.67
Less: Market-related impacts ($)	0.37	0.03	(0.50)
Assumption changes and management actions ($)	(0.01)	(0.07)	(0.09)
Certain hedges in Canada that do not qualify for hedge accounting ($)	—	—	—
Fair value adjustments on MFS's share-based payment awards ($)	(0.08)	(0.08)	0.02
Acquisition, integration and restructuring ($)	(0.13)	(0.08)	(0.07)
Impact of convertible securities on diluted EPS ($)	(0.01)	—	—
Underlying EPS (diluted) ($)	1.45	1.47	1.31

(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for our acquisition of a majority stake in BGO, our acquisition of a majority stake in InfraRed Capital Partners, and our acquisition of a majority stake in Crescent, which include the unwinding of the discount for the Other financial liabilities of $14 million, $15 million, $10 million in the first quarter of 2021, and the fourth quarter and first quarter of 2020, respectively. The restructuring charge of $57 million in the first quarter of 2021 related to our strategy for our workspace and redefining the role of the office. As a result of various projects to simplify our organizational structure and drive efficiencies, we recorded a restructuring charge of $20 million and $28 million in the fourth quarter and first quarter of 2020, respectively.

EARNINGS NEWS RELEASE Sun Life Financial Inc. First Quarter 2021 5

2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross flows for retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. We exclude the impacts of foreign exchange translation from sales to provide greater comparability across reporting periods. There is no directly comparable IFRS measure.

Effective January 1, 2021, the methodology for Assets Under Management was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to add uncalled capital commitments not previously included. This will align SLC Management’s AUM with market conventions applied across asset classes. We have updated prior period amounts for all quarters of 2020 to reflect this change in methodology. Subsequent to the fourth quarter of 2020, increases and decreases in all capital raising, including uncalled capital commitments and fund leverage, for the aforementioned products will be reflected in gross flows, outflows and net flows as applicable. Gross flows is a component of managed fund sales and total wealth sales. Client distributions from the sale of underlying assets in closed-end funds will no longer be reported in net flows.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Effective January 1, 2021, VNB reflects a change in the timing of recognition of U.S. group policies sold or renewed with an effective date of January 1, which will recognize VNB for these policies in the prior year rather than the first quarter, to align with the timing of U.S. renewals and reported insurance sales. We have updated prior period amounts to reflect this change.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Effective January 1, 2021, expected profit for U.S. group policies includes previously classified new business gains, aligning group business sources of earnings reporting across business groups. We have updated prior period amounts to reflect this change.

6 Sun Life Financial Inc. First Quarter 2021          EARNINGS NEWS RELEASE

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our sustainable investment commitments, (iii) relating to our anticipated acquisition of PinnacleCare, (iv) relating to our growth initiatives and other business objectives, (v) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (vi) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q1 2021 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2020 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2021, Sun Life had total assets under management of $1,304 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
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